Exhibit 99.1

Organigram Completes First Shipment to Germany, Extending its International Reach

TORONTO--(BUSINESS WIRE)--January 31, 2024--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis today announced that it has sent its first shipment of bulk dried flower to the medical division of German cannabis company, Sanity Group, a health and sciences organization dedicated to the medical applications of cannabinoids. Organigram is pleased to complete its first shipment to Germany, one of the world’s largest and growing medical markets, as part of its multi-year agreement with Sanity Group.

Under the terms of the agreement first announced in 2023, Organigram will provide high-quality, indoor-grown dried flower product to Sanity Group and grant Sanity Group strain exclusivity on certain genetics. The inaugural shipment contains Organigram’s exceptional Super G Citra strain, a sativa-dominant hybrid delightful blend of aromas and flavours including Gas, Lemon, Herbal, and Pine.

“We are pleased to be able to expand our international reach by working with partners like Sanity Group to meet their needs for medical cannabis. Our ability to expand into international markets is a testament to our commitment to consistently deliver on our promise of quality, consistency, and an ever-evolving consumer focused assortment,” said Tim Emberg, Chief Commercial Officer of Organigram.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc. a licensed producer of cannabis, cannabis-derived products and cannabis infused edibles in Canada. Organigram is focused on producing high-quality cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend its global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market conditions, consumer preferences and regulatory climate, and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. Such assumptions include, without limitation, future shipment patterns and customer demand. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Media enquiries:
Megan McCrae, Senior Vice President – Marketing and Communications
megan.mccrae@organigram.ca

For Investor Relations enquiries:
Max Schwartz, Director of Investor Relations
investors@organigram.ca